Exhibit 99.1

New Oriental Announces Upsizing of Share Repurchase Program

BEIJING, Aug. 6, 2024 /PRNewswire/ - New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), a provider of private educational services in China, today announced that its board of directors has approved the upsizing of its share repurchase program. As previously disclosed, the Company launched a share repurchase program (the “Share Repurchase Program”) whereby the Company was authorized to repurchase up to US$400 million of the Company’s ADSs and/or common shares during the period from July 28, 2022 through May 31, 2023. The Share Repurchase Program was extended by two years through May 31, 2025. As of the date of this press release, the Company had repurchased approximately US$330.3 million worth of its ADSs under the Share Repurchase Program.

The Company’s board of directors has approved an adjustment to the Share Repurchase Program, pursuant to which the aggregate value of shares that the Company is authorized to repurchase under the Share Repurchase Program is increased from US$400 million to US$700 million. The upsized Share Repurchase Program is effective through May 31, 2025.

The repurchases may be effected from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the Share Repurchase Program periodically, and may further authorize adjustment of its terms and size.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong

FTI Consulting

Tel: +852 3768 4548

Email: rita.fong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

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